CONTRACT FOR SERVICES

THIS AGREEMENT made this 1st day of January, 2023

BETWEEN:

Incubara Capital Corp., a company duly incorporated under the laws of the Province of British Columbia, and having its registered office at The King George Building 6TH Floor, 905 W Pender St, Vancouver, BC V6C 1L6

(hereinafter called the “Company”)

AND:

BUA GROUP HOLDINGS LTD., of 908-510 Burrard Street, in the City of Vancouver, in the Province of British Columbia, V6C 3A8;

(hereinafter called the “Administrator”).

WHEREAS:

A.The Administrator represents that the principals of the Administrator, Jason Walsh and Geoff Watson, are experienced in the business of administrating the affairs of companies and businesses;

B.The Company desires to engage the services of the Administrator for the purposes of administrating the affairs of the Company.

C.The effective date of this Agreement shall be the 1st day of January, 2023 (the “Effective Date”).

NOWTHEREFORE THIS AGREEMENT WITNESSETH that in consideration of the premises and mutual covenants and agreements hereinafter contained, the parties hereto agree as follows:

1.The Company hereby appoints the Administrator to be the manager of the Company’s daily affairs, including managing the Company’s office.

2.The Administrator, as manager of the Company, shall

(a)cause the Company to punctually pay all proper bills and accounts for supplies, materials, services and wages presented to the Company, with the Company’s funds when available in the Company’s treasury; the Administrator will be reimbursed for all bills and accounts and out-of-pocket expenses paid or incurred on behalf of the Company (the “Administrator’s Expenses”);

(b)cause the Company to keep proper books of accounts and records showing the Company’s income and expenditures.

(c)cause the Company to keep records of the Company’s assets and business interest and all subsequently acquired projects and properties, and ensure that these aforementioned assets are kept in good standing through the due payment of all taxes, rents and assessments imposed or levied upon same with funds provided by the Company; and

(d)provide such other managerial assistance as the Company may request from time to time;

3.The Administrator shall undertake and exercise the ordinary functions of manager for the Company.

4.The services of the Administrator shall commence on the effective date and this Agreement shall terminate one year after the Effective Date or by written notice of the Administrator, whichever shall first occur.

(a)in the case of a termination notice by the Administrator to the Company and upon payment of the current month’s Fee at the date of the notice plus the reimbursement of any of the Administrator’s Expenses; the Administrator shall leave all records, reports and data pertaining to and belonging to the Company in an up-to-date and orderly manner and shall not remove any of these records, reports and data from the office of the Company;

(b)

(i)In the event of a notice by either party being given before the 15th day of the month, the Administrator shall provide its services if requested by the Company until the last day of the month in which the notice is given, or

(ii)if the notice is given after the 15th day of the month, the Administrator shall provide its services for a minimum ten (10) business days immediately following the date of the notice.

5.

(a)The Administrator shall cause its employee’s to devote sufficient time, skill, knowledge and attention to managing the affairs of the Company, on behalf of the Administrator, in a competent manner and the Administrator shall receive from the Company, as a fee for services provided to the Company, the sum of Four Thousand Dollars ($4,000.00) per month; The Company acknowledges and agrees that the $4,000.00 per month fee set out in paragraph 5(a) represents a base fee and that the parties may agree from time to time to change the monthly fee payable for offices expenses to reflect variable expenses incurred by the Administrator.”

6.All payments hereunder shall be made to the Administrator at its address first above written and the Company shall remit such payments to the Administrator on a regular monthly basis commencing the Effective Date.

7.The Company shall indemnify and save harmless the Administrator from and against any and all actions, claims, suits, demands, losses and/or damages whatsoever which may arise or result from or are caused by the Administrator or the Company or anyone associated with or employed by the Administrator or the Company in the ordinary scope of employment or the terms of management.

8. The Administrator shall act upon all lawful instructions given to it by the Board of Directors of the Company.

9. Any notice required to be given to either party by the other hereunder shall be well and sufficiently given if sent by registered mail, postage paid or if delivered to the parties hereto at their respective addresses as first above written. Such notice shall be deemed received, if delivered, when delivered or, of mailed, forty-eight (48) hours after posting. Either party may change its address for notice by advising the other party in writing.

10. This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors and assigns, as the case may be.

IN WITNESS WHEREOF this Agreement has been executed by the parties hereto on the date and year first above written.

INCUBARA CAPITAL CORP.

By:  " Scott Young "

Name: SCOTT YOUNG

Title: DIRECTOR

BUA GROUP HOLDINGS LTD.

By:  " Geoff Watson "

Name: GEOFF WATSON

Title: PRESIDENT